                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                INTERLIANT, INC.
                            (Name of Subject Company)

                                INTERLIANT, INC.
                                    (Issuer)

                   7% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                         (Title of Class of Securities)

                                  4587424-aa-1
                                  4587424-ab-9
                                  4587424-ac-7
                                  4587424-ad-5
                     (CUSIP Numbers of Class of Securities)

                                 BRUCE S. KLEIN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTERLIANT, INC.
                              2 MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 640-9000

                                    COPY TO:
                             ALLAN R. WILLIAMS, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                               NEW YORK, NY 10036
                                 (212) 969-3000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

================================================================================

         Transaction Valuation*                 AMOUNT OF FILING FEE
                $12,690,667                            $2,538.13

================================================================================

     * Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $38,072,000 aggregate principal amount of 7% Convertible Subordinated Notes (the "Subordinated Notes") of Interliant, Inc. ("Interliant") for a combination of (i) cash, (ii) 10% Convertible Senior Notes issued by Interliant (the "Senior Notes"), and
     (iii) Warrants to purchase common stock, par value $0.01 per share, of Interliant (the "Warrants"). Interliant intends to issue up to $10,279,440 aggregate principal amount of Senior Notes, Warrants to purchase up to an aggregate of 2,569,860 shares of common stock and pay up to an aggregate of $2,665,040 in cash in exchange for the Subordinated Notes. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value. The aggregate principal amount of the Subordinated Notes sought for exchange is

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     $38,072,000. Under Rule 0-11(a)(4), because there is no market for the
     Subordinated Notes and because Interliant has an accumulated capital deficit (as of September 30, 2001, this deficit was approximately $147.4 million), only one-third of such amount, or $12,690,667, is considered to be the transaction value for purpose of calculating the filing fees.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing:

      Amount previously paid: $2,538.13         Filing party: Interliant, Inc.
      Form or registration No.: 005-56549       Date filed: November 9, 2001

[_] Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  Third-party tender offer subject to Rule 14D-1.
[X]  Issuer tender offer subject to Rule 13E-4.
[_]  Going-private transaction subject to Rule 13E-3.
[_]  Amendment to Schedule 13D under Rule 13D-2.
[_] Check the box if the filing is a final amendment reporting the results of a tender offer.



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

                                    AMENDMENT

     This Amendment No. 1 amends and supplements the tender offer on Schedule TO (the "Statement"), dated November 9, 2001, filed by Interliant, Inc., a Delaware corporation.

ITEM 12.  EXHIBITS.
     Item 12 of the Statement is hereby amended and supplemented as follows:
(a)(5)vi. Press release, dated November 12, 2001.*
-------------------
* Filed herewith.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      INTERLIANT, INC.


                                      By:  /s/ Bruce S. Klein
                                          -------------------------------------
                                          Bruce S. Klein
                                          Senior Vice President, General Counsel
                                          and Secretary

November 13, 2001

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